Lucy Fato Deputy General Counsel & Corporate Secretary Marsh & McLennan Companies, Inc. 1166 Avenue of the Americas New York, NY 10036-2774 212 345 3286 Fax 212 948 0583 lucy.fato@mmc.com

October 31, 2013

VIA EDGAR

Cecilia D. Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Marsh & McLennan Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 1-05998

Dear Ms. Blye:

This letter provides the responses of Marsh & McLennan Companies, Inc. (“MMC”) and its subsidiaries (collectively with MMC, the “Company”) to the comments in your September 17, 2013 letter to Daniel S. Glaser, President and Chief Executive Officer of MMC, regarding the Company’s Form 10-K for the year ended December 31, 2012 (the “Comment Letter”). The Staff’s comments are included below in italics, followed by the Company’s responses.

These responses are provided with respect to the time period beginning January 1, 2010 through September 30, 2013, consistent with the request of the Securities and Exchange Commission (the “Commission”).

1. We note from a press release dated February 1, 2010 on Guy Carpenter’s website that your subsidiary Guy Carpenter & Company, LLC devised and placed a new reinsurance structure that combined into a single program Gulf Insurance Group’s six companies, including Syrian Kuwaiti Insurance Company of Syria. In addition, we note from page 10 and elsewhere in your Form 10-K that you operate in Latin America and Africa, regions that can be understood to include Cuba and Sudan. Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your

October 31, 2013

Cecilia Blye, Securities and Exchange Commission

Form 10-K does not include disclosure regarding any contacts with Cuba, Sudan, or Syria. Please describe to us the nature and extent of any past, current or anticipated contacts with Cuba, Sudan, and Syria, whether through subsidiaries, affiliates or other direct or indirect arrangements. Your response should describe any products or services you have provided into Cuba, Sudan, and Syria, and any agreements, commercial arrangements, or other contacts you have had with the governments of Cuba, Sudan, and Syria or entities they control.

Background

The Company is a global professional services firm providing advice and solutions principally in the areas of risk, strategy and human capital through four operating companies: Marsh, an insurance broker, intermediary and risk advisor; Guy Carpenter, a risk and reinsurance specialist; Mercer, a provider of human resources and related financial advice and services; and Oliver Wyman Group, a management, economic and brand consultancy. The Company has over 50,000 employees in more than 100 countries.

The Company is committed to compliance with applicable economic sanctions, anti-terrorist financing laws, export controls and anti-boycott laws. The Greater Good, the Company’s Code of Conduct, and the Company’s Trade Sanctions Compliance Policy require compliance with these laws, and apply to all employees of the Company. All of the Company’s more than 50,000 employees are required to certify annually that they have read, understand and will comply with The Greater Good. The Company has implemented systems and controls, including automated screening, client on-boarding procedures, transactional protocols, training and monitoring designed to achieve compliance with applicable sanctions laws and export controls, as well as with The Greater Good and the Company’s Trade Sanctions Policy.

Services to the Gulf Insurance Company and Syrian Kuwaiti Insurance Company

In the Comment Letter, the Commission requested information regarding a February 2010 press release describing services to the Gulf Insurance Group. Since January 2010, Guy Carpenter & Company Limited, a legal entity organized under the laws of England & Wales (“GC U.K.”),1 has placed auto, property and other reinsurance for Gulf Insurance Company K.S.C., a company organized under the laws of Kuwait (“GIC”). In 2010, GC U.K. provided reinsurance broking and risk

[1]	GC UK is an appointed representative in the United Kingdom of Marsh Ltd, a U.K. company.

October 31, 2013

Cecilia Blye, Securities and Exchange Commission

consulting services to GIC related to the placement of a new reinsurance structure that combined into a single program GIC’s six member companies, which together are referred to as the “Gulf Insurance Group”. Syrian Kuwaiti Insurance Company, a company organized under the laws of Syria (“SKIC”), is a member of the Gulf Insurance Group. In 2012, GC U.K. also provided reinsurance broking services to SKIC, for which it received revenue of approximately $35,000. All of these services were provided by the GC U.K. London office.

GIC is based in Kuwait. None of GIC, SKIC nor any other Gulf Insurance Group member has been designated as a sanctions target by the United States, the European Union or other government, or by the United Nations Security Council. Although the February 2010 press release referenced by the Commission in the Comment Letter incorrectly referred to Guy Carpenter & Company, LLC, a Delaware company, which is an affiliate of GC U.K., no U.S. employees or Company affiliates located in or organized under the laws of the United States have ever serviced the GIC account or the SKIC account.

Information Regarding Contacts with Cuba, Sudan and Syria2

In response to the Staff’s Comment Letter, the Company conducted a thorough due diligence exercise to identify contacts, revenue and payments related to Cuba, Sudan and Syria. The results of that exercise are set forth below.

The Company has no assets or liabilities in Cuba, Sudan or Syria.

The Company does not maintain any offices or physical presence in Cuba, Sudan or Syria, nor does the Company have employees resident in any of these countries.

As a multinational organization, the Company has contacts with many clients and business partners around the world. In some cases, these third parties may engage in transactions with, or may operate in, Cuba, Sudan or Syria. The Company’s systems and controls are designed to prevent transactions by the Company that may violate applicable trade sanctions laws. If the Company discovers a transaction or claim that involves a sanctioned country or person, where appropriate, the Company takes remedial action intended to comply with applicable laws.

The Company’s contacts with Cuba, Sudan and Syria are limited. The Company does not anticipate any increased contacts with Cuba, Sudan or Syria.

[2]	Financial information provided in this letter is stated in U.S. Dollars converted at 2010, 2011, 2012 and 2013 rates from local currencies, where applicable.

October 31, 2013

Cecilia Blye, Securities and Exchange Commission

Information regarding revenue from and payments to third parties related to Cuba, Sudan and Syria is provided below.

(a) Revenue Related to Contacts with Cuba, Sudan and Syria

Revenue related specifically to Cuba, Sudan and Syria since January 2010 is set forth in Table 1 below. We note that the Company generally does not break down revenues according to the values attributable to each of the multiple countries in which the Company’s clients may have risk exposures or other contacts.

In response to the Commission’s question in the Comment Letter, we note the following revenues since January 2010 from contacts with Governments of Cuba, Sudan and Syria or entities they control: (1) a U.S. subsidiary of the Company received approximately $2,200 for insurance broking services provided to the U.N. mission of Cuba in the U.S.; (2) a Canadian subsidiary of the Company received approximately $3,500 for insurance broking services provided to employees of a Cuban airline’s Canada-based operation; (3) U.K. subsidiaries of the Company received approximately $200,000 for insurance broking services for a Sudanese client and approximately $66,000 for insurance broking services for a Syrian client; and (4) a U.K. subsidiary received approximately $350 for reinsurance placements with Sudanese insurers. Relationships with the Sudanese and Syrian clients referred to above were terminated in 2011 or earlier. All revenues described in this paragraph are included in Table 1 revenue below.

Table 1

Country	Revenue ($)
Cuba	1,500,000
Sudan	419,990
Syria	1,658,020

Total:	3,578,010

The Table 1 revenue relates primarily to the provision of insurance or reinsurance broking or risk consulting services to the Company’s multinational clients with respect to their operations in or trade with Cuba, Sudan and Syria. The Company’s clients typically manage their insurance needs on a consolidated basis on behalf of their subsidiaries and affiliates, and it is common for such clients to require worldwide insurance and reinsurance coverage.

October 31, 2013

Cecilia Blye, Securities and Exchange Commission

As set forth above, Table 1 revenue totals approximately $3.6 million. In the context of the Company’s total revenues of over $40 billion from January 2010 to September 30, 2013, the Table 1 revenue represents less than 0.01% of the Company’s total revenue. The Company believes that by any quantitative or qualitative standard its contacts with Cuba, Sudan and Syria, including the Table 1 revenue, would be considered de minimis to its overall operations, and would not be deemed material to a reasonable investor in making an investment decision about the Company.

(b) Voluntary Disclosures to the Department of the Treasury’s Office of Foreign Assets Control (“OFAC”)

The Company has grappled with conflicts of laws issues related to sanctions against Cuba where Canadian and U.K. subsidiaries of the Company have provided services to clients with Cuban exposures. Canada and the European Union maintain “blocking measures” which expressly prohibit compliance with extraterritorial U.S. sanctions against Cuba, and subject persons who violate these “blocking measures” to criminal penalties. The Company has voluntarily disclosed information to OFAC about two matters involving such conflicts of laws, and continues to take remedial actions with respect to these matters.3

First, a U.K. subsidiary of the Company brokered for a U.K. client a global aviation reinsurance treaty that contained a minor portion of Cuban and Sudanese risk. The U.K. subsidiary received approximately $2,000 of revenue associated with the Cuban risk and $7,800 of revenue associated with the Sudanese risk.

Second, a Canadian subsidiary of the Company provides insurance broking and risk consulting services for a Canadian client with operations in Cuba. Revenue related to this client is not apportioned on a country-specific basis. However, the Company has estimated the Canadian subsidiary’s revenue associated with services for this client’s operations in Cuba or controlled by the Government of Cuba to be less than $1.5 million. Employees of the Canadian subsidiary in question used non-standard processes in order to secure reimbursement of travel expenses relating to this Canadian client’s operations in Cuba.

Employees of the U.K. and Canadian subsidiaries of the Company have indicated that they are unable to comply with directions from MMC regarding compliance with U.S. sanctions against Cuba in these matters, citing EU and Canadian blocking measures.

[3]	All revenues referenced in this section (b) are included in the Table 1 revenue.

October 31, 2013

Cecilia Blye, Securities and Exchange Commission

(c) Payments Related to Contacts with Cuba, Sudan and Syria

Foreign subsidiaries of the Company have made the following payments related to contacts with Cuba, Sudan or Syria: (1) a Singapore subsidiary of the Company paid approximately $25,000 between 2011 and 2012 for services of a Syrian insurance broker related to local insurance placements for Asian clients; and (2) Swiss and U.K. subsidiaries of the Company have paid approximately $38,000 since January 2010 to foreign nationals who provided Cuban, Sudanese and Syrian cost of living or remuneration information. The relationship with the Syrian insurance broker referred to above was terminated in 2012. None of the payments related to the cost of living information or remuneration referred to above was made into Cuba, Sudan or Syria. Approximately $1,500 remains outstanding to a U.K. national for the provision of Cuban cost of living information. Consistent with its obligations pursuant to U.S. sanctions laws, MMC has instructed its foreign subsidiaries not to make this payment.

In addition, U.S. subsidiaries of the Company have remitted pension funds to two beneficiaries located in Cuba pursuant to licenses from OFAC.

There is no revenue to the Company associated with the payments described in this section (c).

2. Please discuss for us the materiality of any contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

October 31, 2013

Cecilia Blye, Securities and Exchange Commission

As noted in response to Comment 1 above, the Company has no assets or liabilities in Cuba, Sudan or Syria.

The Company has considered the quantitative and qualitative aspects of its limited contacts with Cuba, Sudan or Syria, and concluded that these contacts and activities would not materially affect its reputation or share value. The Company’s contacts with these jurisdictions are de minimis to its overall operations and the quantitative impact of the contacts relative to the Company’s consolidated revenue is negligible. See response to Comment 1 above. In addition, MMC has not received any indication that any state or municipal government, university or other investor has divested, or plans to divest, MMC securities based on the Company’s contacts with Cuba, Sudan and Syria.

MMC acknowledges that:

•	the adequacy and accuracy of the disclosure in the Form 10-K is the responsibility of the Company;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	MMC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the information provided in this response, please do not hesitate to contact me.

Sincerely,

/s/ Lucy Fato

Lucy Fato

Deputy General Counsel & Corporate Secretary